

Mail Stop 4561

September 15, 2009

Michael W. DePasquale
Chief Executive Officer
BIO-key International, Inc.
3349 Highway 138, Building D, Suite B
Wall, NJ 07719

>   **Re: BIO-key International, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed September 1, 2009**
>   **File No. 001-13463**

Dear Mr. DePasquale:

    This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers About the Asset Sale and the Special Meeting

Why am I receiving this proxy statement? page 7

1.   You state that you intend to use the sale proceeds to redeem your convertible preferred stock and for general working capital purposes. Please clarify here, and elsewhere as applicable, whether you intend to use the proceeds to repay the remainder of the $2,164,922 liability to Longview Special Finance, Inc. and Longview Fund, L.P., and to redeem the convertible preferred shares currently held by The Shaar Fund, Ltd.

Why did BIO-key enter into the Asset Purchase Agreement? page 7

2.   You state that after "due consideration of all other alternatives reasonably available to BIO-key, the BIO-key board of directors concluded that the completion of the Asset Sale was the best available alternative reasonably likely to enable BIO-key to satisfy its outstanding liabilities and obligations and to maximize value to its stockholders." Please consider expanding your discussion here, and elsewhere as applicable, to provide a brief description of the "other alternatives" available to BIO-key that were considered by BIO-key's board of directors and the reasons for rejecting these alternatives.

Do BIO-key's directors and officers have any interest in the Asset Sale? page 9

3.   We note that Mr. Souza may be entitled to payments under his employment agreement as a result of the asset sale. Please revise your filing to quantify the payments Mr. Souza will receive should the asset sale be consummated and his employment with BIO-key terminated.

Cautionary Statements Regarding Forward-Looking Statements, page 20

4.   We note your statement that your proxy statement, and the documents to which you refer in the proxy statement, contain forward-looking statements "within the meaning of the Private Securities Litigation Reform Act of 1995." Section 21E(b)(1)(C) of the Securities Exchange Act of 1934 expressly states that the safe harbor for forward-looking statements does not apply to statements made by issuers of penny stock. Please either delete any references to the safe harbors provided by the Litigation Reform Act or make clear, each time you refer to the safe harbors provided by Litigation Reform Act, that the safe harbor does not apply to issuers of penny stock.

Effects of the Asset Sale, page 30

5.   Please expand the discussion regarding your continuing business, i.e., advanced fingerprint identification biometric technology and software solutions, to provide a more detailed textual discussion of the assets and liabilities being retained. Discuss how management plans to conduct business following the asset sale and provide a balanced discussion of management's views as to not only the opportunities afforded by, but also the challenges with respect to, the retained business activities. Refer to Item 303 of Regulation S-K in considering the appropriate historical as well as prospective information about the financial performance and business activities of the ongoing business.

Proposal One – Asset Sale

Consideration to be received, page 32

6.   We note your statement that you intend to use the sale proceeds to redeem your convertible preferred stock and for general working capital purposes. However, elsewhere in your filing you indicate that your shareholders will receive consideration in connection with the asset sale. Please address the consideration to be received by shareholders in the forepart of the document, such as in the summary term sheet. If they will not receive any consideration, please include a clear statement to this effect.

Representations and Warranties, page 33

7.   We note your disclosure on page 33 that the representations and warranties may have been modified by the confidential disclosure schedules delivered separately from the asset purchase agreement. General disclaimers regarding the accuracy and completeness of disclosure are not sufficient when the company is aware of material contradictory information, and additional disclosure by the company is appropriate in such circumstances. Please revise the disclaimer to include a clear statement of your disclosure responsibilities with regard to material contradictory information.

8.   The third sentence under "Representations and Warranties" states that the representations and warranties of each of BIO-key and InterAct have been made solely for the benefit of the party or parties to which they have been made, and "should not be relied upon by any other person." Inclusion of representations and warranties in the asset purchase agreement, which has been filed with the Commission, constitutes disclosure to investors. To the extent that you are aware of additional material facts that contradict or qualify the disclosure of the original representation, you must disclose them. See Release 34-51283. Please delete the phrase suggesting that shareholders should not rely on this information.

9.	Cautionary language should be limited to statements of fact. In contrast, much of the disclaimer contains statements of speculation; in effect, that the representations and warranties in the asset purchase agreement:

- Are subject to qualifications and <u>limitations</u> by the respective parties, including <u>exceptions</u> and other information that are not necessarily reflected in the filed agreement -- but you will not tell investors which representations or warranties, if any, have been so qualified, limited or excepted; and
- May have changed after the date of the merger agreement -- but you will not tell investors what, if anything, has changed.

The intent and the effect of the language used in the second and fourth sentences of the first paragraph under "Representations and Warranties" is to undermine and to put into question the interpretation and reliability of a document that the Commission has required you to file as an appendix to your proxy statement. Either specifically identify which representations and warranties are subject to this language or delete this language.

<u>Unaudited Pro Forma Condensed Consolidated Financial Information, page 71</u>

10.	Revise your filing to include your financial statements and the unaudited financial statements of the business being disposed of, i.e., the Law Enforcement Division. See Section H Question 6 of the Division of Corporation Finance's July 2001 Third Supplement to the Manual of Publicly Available Telephone Interpretations.

11.	Please tell us how you considered including the financial information for InterAct. In this regard, we note that BIO-key will receive a promissory note in the original principal amount of $4,000,000 issued by InterAct, guaranteed by InterAct911 Corporation and one of its owners SilkRoad Equity, LLC. Refer to Item 14(c)(1) of Schedule 14A

*	*	*	*

As appropriate, please amend your filings and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: (617) 248-4000
        Charles J. Johnson, Esq.
        Choate, Hall & Stewart LLP